02 JUL 24 AM 10:05

ABN 13 008 421 761
Level 39 AMP Centre
50 Bridge Street Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605
www.boral.com.au

18 July 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

02042830

PROCESSED
AUG 0 1 2002
THOMSON
FINANCIAL

Dear Sir/Madam

Boral Limited: 12g3-2(b) Information - File No. 82-5054

We enclose information which Boral Limited has lodged with Australian Stock Exchange Limited ("ASX") since 14 February 2002 and is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

The information is:-

1. A media release titled "Boral Limited Issues US$300 Million Unsecured Notes" issued on 23 May 2002.

2. A media release titled "Boral Expands Perth Concrete Operations" issued on 3 July 2002.

3. A media release titled "Boral Appoints Keith Mitchelhill as Executive General Manager, Clay & Concrete Products" issued on 15 July 2002.

Yours faithfully

dlw 7/24

M.B. Scobie
Company Secretary

MEDIA RELEASE

ABN13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 1041
Telephone (02) 9220 6300
Facsimile (02) 9223 6605

23 May 2002

BORAL LIMITED ISSUES US$300 MILLION UNSECURED NOTES

Boral Limited today announced the successful completion of an issue of US$300 million of Senior Unsecured Notes to lenders in the North American Traditional Private Placement market. The Notes are structured in four tranches comprising 7 year, 10 year, 12 year and 15 year bullet maturities with fixed coupon rates of 6.62%, 6.91%, 7.01% and 7.11%, respectively.

The placement was increased from an initial offering of US$200 million after applications were received for in excess of US$500 million. Proceeds from this offering will be used to refinance existing debt and for general corporate purposes.

JPMorgan and Merrill Lynch acted as joint lead placement agents on the transaction.

Boral's Managing Director, Rod Pearse, said, "This note issue has achieved our financing objectives of cost effectively lengthening Boral's debt maturity profile and further diversifying our funding sources. The note issue gives Boral significantly greater financial flexibility going forward."

Boral Limited is an Australian company with operations in building products and construction materials in Australia, the USA and Asia, enjoying leading market positions in all three markets. Boral produces and distributes a broad range of construction materials, including aggregates, cement, fly ash, pre-mix concrete and asphalt; and building products, including clay bricks, clay and concrete roof tiles, concrete masonry products, plasterboard, windows and timber.

For further information contact:

David Irvine
Chief Financial Officer
Boral Limited
02 9220 6385

Kylie FitzGerald
General Manager, Corporate Affairs
Boral Limited
02 9220 6390

MEDIA RELEASE

BORAL LIMITED
ACN 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 1041
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

3 July 2002

BORAL EXPANDS PERTH CONCRETE OPERATIONS

Boral Limited announced today that it has agreed to acquire a 50% interest in the second largest independent concrete company in Perth, Go Crete Pty Ltd. Go Crete has an approximate 5% share of the Perth pre-mix concrete market.

Go Crete operates a concrete plant strategically located on Perth's eastern growth corridors and close to Boral's quarry at Gosnells. In addition to manufacturing pre-mix concrete, Go Crete also has a leading position in the production and supply of pre-cast concrete panels.

The CEO and Managing Director of Boral, Rod Pearse, said today that the acquisition represents a modest but significant step in Boral's strategy to grow in its core businesses. Mr Pearse said, "Through this acquisition we have invested in a well run business that allows us to leverage our strong construction materials position in the Perth market and to strengthen our knowledge of the pre-cast panel market."

The Executive General Manager of Boral's Australian Construction Materials Division, Emery Severin, said "Go Crete has been very profitable and has built a reputation for excellent customer service. The founders of the business, who retain an interest in the business, will continue to manage the operations to ensure the continuity of Go Crete's customer base, service and innovative development in the panels business."

The investment in Go Crete is expected to positively contribute to earnings per share in the first year of ownership.

For further information contact:

Emery Severin,
Executive General Manager,
Australian Construction Materials
telephone (02) 9893 2223 or 0401 895 611

Mike Barry,
General Manager, Western Australia
Australian Construction Materials
telephone (08) 9333 3555 or 0401 896 999

MEDIA RELEASE

BORAL LIMITED
ACN 008 421 761
Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 1041
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

15 July 2002

BORAL APPOINTS KEITH MITCHELHILL AS EXECUTIVE GENERAL MANAGER, CLAY & CONCRETE PRODUCTS

The Managing Director of Boral Limited, Mr Rod Pearse, today announced that Keith Mitchelhill has been appointed to replace Rory Deavin as Executive General Manager of the Clay & Concrete Products Division, effective mid-August 2002.

Rory Deavin has resigned from Boral for personal reasons and will cease employment with effect from 12 August 2002. Rory was Executive General Manager, Clay & Concrete Products from January 2000 and prior to that he was General Manager Bricks Europe (1997/99) and Director Corporate Development (1995/97).

Mr Pearse said: "I would like to thank Rory for his contribution and leadership over the past seven years. With Rory's departure, we have taken the opportunity to welcome Keith Mitchelhill back into the Boral executive team."

Keith Mitchelhill, who is aged 39 was employed by Boral from April 1996 to April 2001. Keith will commence in his new role on 19 August 2002.

"Keith has a good understanding of the major builder and retail market segments for housing–related products and has a proven track record of business transformation in these businesses. Keith was Executive General Manager Timber from March 1999 to April 2001. Prior to that he was General Manager Masonry from 1997 to 1998 and General Manager, Marketing for the Building Products Group from 1996 to 1997," said Mr Pearse.

For further information:
Rod Pearse (02) 9220 6490 or Kylie FitzGerald (02) 9220 6390.